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                                                                Exhibit No. 8(j)

                          EXPENSE LIMITATION AGREEMENT


               Expense Limitation Agreement, made as of the 12th day of November, 2002, by and between Homestead Funds, Inc., a Maryland corporation (the "Homestead Funds"), on behalf of the International Stock Index Fund (the "Fund"), and RE Advisers Corporation, a Virginia corporation ("RE Advisers").

        WHEREAS, Homestead Funds and RE Advisers have entered into an Administrative Service Agreement pursuant to which RE Advisers will provide administrative services to the Fund;

        WHEREAS, Homestead Funds and RE Advisers have determined that it is appropriate and in the best interests of the Fund and its shareholders to set a limit of the level of expenses to which the Fund will be subject;

        NOW THEREFORE, the parties hereto agree as follows:

        1.     State Expense Limit

               1.1 Limitation. To the extent that the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to fees the Fund incurs indirectly through its investment in the BT Fund (but excluding interest, taxes, brokerage commissions and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business) (the "Fund Operating Expenses"), exceed the lowest applicable limit actually enforced by any state in which the Fund's shares are qualified for sale (the "State Expense Limits") such excess amount (the "Excess Amounts") shall be the liability of RE Advisers.

               1.2 Method of Computation. To determine RE Adviser's liability for the Excess Amount, the Fund Operating Expenses shall be annualized monthly as of the last day of the month. If the annualized Fund operating Expenses for any month exceed the State Expense Limit, RE Advisers shall first waive or reduce its administrative fee for such month, as appropriate, to the extent necessary to pay such Excess Amount. In the event the Excess Amount exceeds the amount of the administrative fee for such month, RE Advisers, in addition to waiving its entire administrative fee for such month, shall also remit to the Fund the difference between the Excess Amount and the amount due as the investment management fee; provided, however, that an adjustment shall be made on or before the last day of the first month of the next succeeding fiscal year if the aggregate Fund Operating Expenses for the fiscal year do not exceed the State Expense Limit.


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        2.     Operating Expense Limit.

               2.1 Limitation. To the extent that Fund Operating Expenses in any year exceed 1.50% of the Fund's average daily net assets (the "Operating Expense Limit"), such excess amount (the "Excess Operating amount") shall be the liability of RE Advisers.

               2.2 Method of Computation. To determine RE Adviser's liability for the Excess Operating Amount, the Fund Operating Expenses shall be annualized monthly as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit, RE Advisers shall first waive or reduce its administrative fee for such month, as appropriate, to the extent necessary to pay such Excess Operating Amount. In the event the Excess Operating Amount exceeds the amount of the administrative fee for the month, RE Advisers, in addition to waiving its entire administrative fee for such month, shall also assume as its own expense and reimburse the Fund for the difference between the Excess Operating Amount and the administrative fee up to the amount of the State Expense Limit; provided, however, that an adjustment shall be made on or before the last day of the first month of the next succeeding fiscal year if the aggregate Fund Operating Expenses for the fiscal year do not exceed the Operating Expense Limit.

        3. Termination of Agreement. This Agreement shall continue in effect for a period of one year from the date of execution. This Agreement shall continue thereafter from month to month and may then be terminated by either party without payment of any penalty, upon 90 days prior notice in writing to the other party at its principal place of business; provided that, in the case of termination by the Homestead Funds, be authorized by resolution of the Board of Homestead Funds.

        4.     Miscellaneous.

               4.1 Captions. The captions in this Agreement are included for convenience or reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

               4.2 Interpretation. Nothing herein contained shall be deemed to require the Homestead Funds to take any action contrary to its Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Homestead Funds.


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               4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the administrative fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Administrative Service Agreement, shall have the same meaning as and be resolved by reference to such agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

ATTEST:                                     HOMESTEAD FUNDS, INC.
                                            on behalf of the International Stock
                                            Index Fund



/s/Hope L. Saxton                           By: /s/Denise Trujillo
-------------------------                       --------------------------
Hope L. Saxton, Secretary                   Denise Trujillo, Vice President


ATTEST:                                     RE ADVISERS CORPORATION



By: /s/Hope L. Saxton                       By: /s/Peter R. Morris
    ----------------------                      -----------------------------
Hope L. Saxton, Secretary                   Peter R. Morris, President